Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

November 8, 2007

Item 3.	News Release

A news release relating to the material change described in this report was issued on November 8, 2007.

Item 4.	Summary of Material Change

On November 8, 2007, NovaGold announced that NovaGold and Barrick Gold Corporation (“Barrick”) reached an agreement to advance the development of the Donlin Creek project and resolve all outstanding legal disputes between the two companies.

Item 5.	Full Description of Material Change

Highlights

  NovaGold and Barrick form 50/50 limited liability company to develop world-class Donlin Creek gold project
  Galore Creek Mining Corporation to acquire 100% interest in Grace claims
  NovaGold and Barrick to drop all pending litigation

  The Donlin Creek agreement will provide for the conversion of the Donlin Creek project into a new limited liability company, which will be jointly owned by NovaGold and Barrick on a 50/50 basis. The Donlin Creek LLC will initially have a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek will require the approval of both NovaGold and Barrick. NovaGold has nominated Doug Nicholson, VP NovaGold Resources Alaska, to serve as the initial General Manager of the Donlin Creek project until December 31, 2009, and Barrick has approved this nomination.

  The Donlin Creek LLC is committed to continuing to work closely with the Calista Corporation and The Kuskokwim Corporation, two Native Alaskan Corporations, to develop a world-class deposit using sustainable development principles that brings significant economic opportunities to the region.

  In October 2007, Barrick advised NovaGold that it had completed its work on the feasibility study for the Donlin Creek project. Barrick and NovaGold entered into discussions as to the best way to proceed and, under the agreement announced on November 8, 2007, have agreed to work together to further optimize the project.

  As part of the restructuring of the Donlin Creek joint venture, NovaGold has agreed to reimburse Barrick over time for approximately US$63.5 million, representing 50 percent of Barrick’s approximately US$127 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. NovaGold’s reimbursement will be made following the effective date of the agreement, by NovaGold paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$50.8 million will be paid out of future mine production cash flow. After NovaGold’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

  In addition to resolving Donlin Creek issues, NovaGold and Barrick have agreed that Galore Creek Mining Corporation, owned by a 50/50 partnership between NovaGold and Teck Cominco Limited, will purchase a 100 percent interest in the Grace claims located adjacent to the Galore Creek project and held by Pioneer Metals Corporation (a wholly-owned subsidiary of Barrick). Galore Creek Mining Corporation has deposited C$54 million in escrow concurrent with the execution of the settlement agreement.

  Located in southwestern Alaska, Donlin Creek is one of the world’s largest undeveloped gold deposits. Work in the first half of 2008 will focus on completing a series of optimizing studies for power, logistics, processing and production levels, and will integrate all data from the 2007 drilling program into a final feasibility study. Once the final feasibility study is completed, it is anticipated that the permitting process will be initiated in cooperation with Native Alaskan Corporations, local communities and Alaska State and US Federal regulators. Further exploration on the project will in part focus on resource expansion and fully testing newly identified targets adjacent to the main Acma and Lewis deposits. An update on the drill results received to date is anticipated before the end of the year and will form the basis for an updated resource estimate on the project in 2008.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

November 14, 2007